Form 10-K, Exhibit 13
period 1995-09-30
PRUDENTIAL BACHE WATSON & TAYLOR LTD 3
filed 1995-12-28
CIK 759726

                                         1995
----------------------------------------------------------------
Prudential-Bache/                        Annual
Watson & Taylor, Ltd.-3                  Report

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                               1995 Annual Report

(LOGO)                     1211 Avenue of the Americas    Phone: 212 403-5200
                           New York, New York 10036       Fax:   212 404-5700


                          REPORT OF INDEPENDENT AUDITORS

To the Partners
Prudential-Bache/Watson & Taylor, Ltd.-3

We have audited the accompanying statements of financial condition of Prudential-Bache/Watson & Taylor, Ltd.-3 as of September 30, 1995 and 1994, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Prudential-Bache/Watson & Taylor, Ltd.-3 as of September 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                         Ernst & Young LLP
November 6, 1995

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                              September 30,
                                                                       ---------------------------
                                                                          1995            1994
--------------------------------------------------------------------------------------------------
ASSETS
Investment in property:
Land                                                                   $ 8,451,772     $ 8,451,772
Buildings and improvements                                              12,368,563      12,277,288
Furniture, fixtures and equipment                                          349,107         330,371
Less: Accumulated depreciation and amortization                         (4,703,648)     (4,174,673)
       Allowance for loss on impairment of assets                       (4,745,000)     (2,745,000)
                                                                       -----------     -----------
Net investment in property                                              11,720,794      14,139,758
Cash and cash equivalents                                                1,008,091         708,909
Other assets                                                                13,148          55,097
                                                                       -----------     -----------
Total assets                                                           $12,742,033     $14,903,764
                                                                       -----------     -----------
                                                                       -----------     -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Note payable                                                           $   638,000     $   638,000
Accounts payable and accrued expenses                                      157,860         279,503
Accrued real estate taxes                                                  142,130         144,899
Deposits due to tenants                                                     95,365          79,924
Due to affiliates                                                           78,018          40,285
Unearned rental income                                                      32,944          25,485
                                                                       -----------     -----------
Total liabilities                                                        1,144,317       1,208,096
                                                                       -----------     -----------
Contingencies
Partners' capital
Limited partners (53,855 limited and equivalent units issued and
  outstanding)                                                          11,394,078      13,501,222
General partners                                                           203,638         194,446
                                                                       -----------     -----------
Total partners' capital                                                 11,597,716      13,695,668
                                                                       -----------     -----------
Total liabilities and partners' capital                                $12,742,033     $14,903,764
                                                                       -----------     -----------
                                                                       -----------     -----------

--------------------------------------------------------------------------------------------------

             The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended September 30,
                                                           -----------------------------------------
                                                              1995            1994           1993
----------------------------------------------------------------------------------------------------
REVENUES
Rental income                                              $ 1,953,727     $1,890,856     $1,834,820
Interest                                                        18,910         11,738         12,663
Other                                                           14,741         17,366          9,141
                                                           -----------     ----------     ----------
                                                             1,987,378      1,919,960      1,856,624
                                                           -----------     ----------     ----------
EXPENSES
Property operating                                             690,174        654,914        560,550
Depreciation and amortization                                  528,975        521,538        521,466
Real estate taxes                                              210,381        212,206        245,550
General and administrative                                     238,637        257,627        242,215
Interest                                                        53,130         36,058         40,662
Provision for loss on impairment of assets                   2,000,000             --             --
                                                           -----------     ----------     ----------
                                                             3,721,297      1,682,343      1,610,443
                                                           -----------     ----------     ----------
Net income (loss)                                          $(1,733,919)    $  237,617     $  246,181
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                           $(1,772,234)    $  182,100     $  189,984
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
General partners                                           $    38,315     $   55,517     $   56,197
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
Net income (loss) per limited partnership unit             $    (33.07)    $     3.40     $     3.55
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
----------------------------------------------------------------------------------------------------

             The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED       GENERAL
                                                             PARTNERS       PARTNERS        TOTAL
----------------------------------------------------------------------------------------------------
Partners' capital--September 30, 1992                       $14,388,918     $192,343     $14,581,261
Net income                                                      189,984       56,197         246,181
Distributions                                                  (658,024)     (57,285)       (715,309)
                                                            -----------     --------     -----------
Partners' capital--September 30, 1993                        13,920,878      191,255      14,112,133
Net income                                                      182,100       55,517         237,617
Distributions                                                  (601,756)     (52,326)       (654,082)
                                                            -----------     --------     -----------
Partners' capital--September 30, 1994                        13,501,222      194,446      13,695,668
Net income (loss)                                            (1,772,234)      38,315      (1,733,919)
Distributions                                                  (334,910)     (29,123)       (364,033)
                                                            -----------     --------     -----------
Partners' capital--September 30, 1995                       $11,394,078     $203,638     $11,597,716
                                                            -----------     --------     -----------
                                                            -----------     --------     -----------
----------------------------------------------------------------------------------------------------

               The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS

                                                                   Year ended September 30,
                                                           -----------------------------------------
                                                              1995            1994           1993
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Rental income and deposits received                        $ 2,018,576     $1,885,101     $1,804,988
Interest received                                               18,910         11,738         12,663
Other income received                                           14,741         17,366          9,141
Property operating expenses paid                              (818,900)      (576,135)      (498,474)
Real estate taxes paid                                        (213,150)      (222,935)      (235,079)
General and administrative expenses paid                      (193,821)      (259,751)      (275,629)
Interest paid                                                  (53,130)       (36,647)       (29,479)
                                                           -----------     ----------     ----------
Net cash provided by operating activities                      773,226        818,737        788,131
                                                           -----------     ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Property improvements                                         (110,011)       (88,317)       (22,264)
                                                           -----------     ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid                                            (364,033)      (687,731)      (785,178)
                                                           -----------     ----------     ----------
Net increase (decrease) in cash and cash equivalents           299,182         42,689        (19,311)
Cash and cash equivalents at beginning of year                 708,909        666,220        685,531
                                                           -----------     ----------     ----------
Cash and cash equivalents at end of year                   $ 1,008,091     $  708,909     $  666,220
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
----------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
Net income (loss)                                          $(1,733,919)    $  237,617     $  246,181
                                                           -----------     ----------     ----------
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
Depreciation and amortization                                  528,975        521,538        521,466
Provision for loss on impairment of assets                   2,000,000             --             --
Changes in:
Other assets                                                    41,949        (12,337)       (30,529)
Accounts payable and accrued expenses                         (121,643)        77,452         82,810
Accrued real estate taxes                                       (2,769)       (10,729)        10,471
Due to affiliates                                               37,733         (1,386)       (42,965)
Deposits due to tenants                                         15,441         22,086         (1,240)
Unearned rental income                                           7,459        (15,504)         1,937
                                                           -----------     ----------     ----------
Total adjustments                                            2,507,145        581,120        541,950
                                                           -----------     ----------     ----------
Net cash provided by operating activities                  $   773,226     $  818,737     $  788,131
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
----------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES
Distributions to partners                                  $  (364,033)    $ (654,082)    $ (715,309)
Decrease in distribution payable                                    --        (33,649)       (69,869)
                                                           -----------     ----------     ----------
Distributions paid to partners                             $  (364,033)    $ (687,731)    $ (785,178)
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
----------------------------------------------------------------------------------------------------

            The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1995

A. General

   Prudential-Bache/ Watson & Taylor, Ltd.-3 (the ``Partnership'') is a Texas limited partnership formed on November 13, 1984 which will terminate on December 31, 2050 unless terminated sooner under the provisions of the Amended and Restated Certificate and Agreement of Limited Partnership (the ``Partnership Agreement''). The Partnership was formed for the purpose of acquiring, owning, developing and operating self-storage and office/showroom warehouse complexes; investing in unimproved commercial properties; and investing in first lien mortgage loans on existing or to-be-constructed commercial income-producing properties. The general partners of the Partnership are Prudential-Bache Properties, Inc. (``PBP''), a wholly-owned subsidiary of Prudential Securities Group Inc., George S. Watson, and A. Starke Taylor, III (collectively, the ``General Partners''). PBP is the Managing General Partner and is responsible for the day-to-day operations of the Partnership and its investments. At September 30, 1995 the Partnership owned nine properties.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles. The Partnership's fiscal year for both book and tax purposes ends on September 30.

   Certain balances from prior years have been reclassified to conform with the current year's financial statement presentation.

Property and equipment

   Property investments are carried at the lower of depreciated cost or estimated amounts recoverable through future operations and ultimate disposition of the property. Property investments are depreciated or amortized using the straight-line method over their estimated economic lives which range from 5 to 25 years depending on property type. A valuation allowance is recorded when estimated amounts recoverable through future operations and ultimate disposition of the property are below depreciated cost.

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (``SFAS'') No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,'' which will be adopted by the Partnership as of October 1, 1995 for its financial statements for the year ended September 30, 1996. Under SFAS No. 121, impairment for properties to be held and used is determined to exist when estimated amounts recoverable through future operations on an undiscounted basis are below the property's carrying value. If a property is determined to be impaired, it should be recorded at the lower of its carrying value or its fair value. For properties that are held for sale, SFAS No. 121 proscribes that they should be reported at the lower of carrying amount or fair value less cost to sell. The Partnership believes that the implementation of SFAS No. 121 will not have a material effect on the Partnership's results of operations or financial position (see Note I).

Cash and cash equivalents

   Cash and cash equivalents include money market funds whose cost approximates market.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Net operating income before depreciation is allocated 92% to the limited partners and 8% to the General Partners. Net operating loss, provision for loss on impairment of assets, and depreciation are allocated 99% to the limited partners and 1% to the General Partners.

   Distributions of cash are made in accordance with the Partnership Agreement and are allocated 92% to the limited partners and 8% to the General Partners.

   Net income (loss) per limited partnership unit for the year ended September 30, 1995 is based on 53,585 limited and equivalent units outstanding, which excludes 270 equivalent units held by PBP (see Note F) for which PBP has waived all of its rights therein. Prior years' per unit amounts have been restated to eliminate the equivalent units held by PBP.

C. Investment in Property

   The Partnership's properties at September 30, 1995 and 1994 were:

                                                               1995             1994
                                                            -----------      -----------
          Improved properties:
               Barrow Road - Little Rock, Arkansas          $ 2,632,627      $ 2,694,631
               LaPrada - Mesquite, Texas                      2,508,150        2,585,605
               Tulsa Peoria - Tulsa, Oklahoma                 1,405,517        1,474,119
               Westheimer - Houston, Texas                    1,768,887        1,823,370
               Eastgate - Garland, Texas                      1,552,174        1,595,311
               Quail Valley - Missouri City, Texas            1,206,956        1,256,732
               Mt. Holly - Mt. Holly, New Jersey              1,438,309        1,501,816
                                                            -----------      -----------
                                                             12,512,620       12,931,584
                                                            -----------      -----------
          Unimproved properties:
               I-35/I-20 - Dallas, Texas                      2,609,671        2,609,671
               Southlake - Southlake, Texas                   1,343,503        1,343,503
                                                            -----------      -----------
                                                              3,953,174        3,953,174
                                                            -----------      -----------
          Less: allowance for loss on impairment of
          assets                                             (4,745,000)      (2,745,000)
                                                            -----------      -----------
                                                            $11,720,794      $14,139,758
                                                            -----------      -----------
                                                            -----------      -----------

   Based upon estimated amounts recoverable through future operations and ultimate disposition of the properties and a reduced holding period until the properties are disposed of, an additional allowance for loss on impairment of assets of $2,000,000 was recorded as of September 30, 1995.

D. Note Payable

   On March 5, 1986, the Partnership purchased an 88.81% participating interest in a $5,700,000 loan (the ``Loan'') from First Commonwealth Mortgage Trust (the ``Lender'') to TriProperties, Ltd. (the ``Borrower''), an affiliate of Messrs. Watson and Taylor. The Loan was secured by the Mt. Holly, Eastgate and Quail Valley properties (collectively, the ``Mortgaged Properties'').

   On December 5, 1988, following the default by the Borrower under the Loan, the Partnership and the Lender entered into an agreement whereby the Lender assigned the note evidencing the Loan to the Partnership in exchange for the Partnership's issuance to the Lender of a promissory note in the amount of $638,000. The Partnership's promissory note bears interest, payable quarterly, at a rate equal to 11.19% of net cash flow from the Mortgaged Properties and the full amount thereof is due on January 30, 1999, the maturity date of the Loan. Subsequently, the Partnership foreclosed and took title to each of the Mortgaged Properties and granted a first lien on such properties to the Lender as collateral for the Partnership's $638,000 promissory note.

   Interest expense on the promissory note was $53,130, $36,058 and $40,662 for the years ended September 30, 1995, 1994 and 1993, respectively.

E. Minimum Future Lease Revenues

   The Partnership earns a portion of its rental income from month-to-month leasing arrangements; however, the Partnership also has certain noncancellable operating leases with tenants at the Partnership's properties. The minimum future rental revenues receivable under these noncancellable operating leases at the Partnership's improved properties are approximately $516,000 and $136,000 for the years ending September 30, 1996 and 1997, respectively.

F. Related Parties

   PBP and its affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management, transfer and assignment functions, asset management (including direct management of the Partnership's unimproved properties), investor communications, printing and other administrative services. PBP and its affiliates receive reimbursements for costs incurred in connection with these services, the amount of which is limited by the provisions of the Partnership Agreement. The costs and expenses incurred on behalf of the Partnership which are reimbursable to PBP and its affiliates for the years ended September 30, 1995, 1994 and 1993 were approximately $97,000, $102,000, and $89,000, respectively.

   Affiliates of Messrs. Watson and Taylor, the individual General Partners, also perform certain administrative and monitoring functions on behalf of the Partnership. The Partnership recorded $25,850 relating to the reimbursement for these services for the period from November 1988 through December 1993 during the three months ended March 31, 1994. Beginning January 1, 1994, the Partnership has incurred $1,250 quarterly for the continuing reimbursement of these services.

   PBP and Messrs. Watson and Taylor, the individual General Partners of the Partnership, own 270, 135 and 135 equivalent limited partnership units, respectively. PBP receives funds from the Partnership, such as General Partner distributions and reimbursement of expenses, but has waived all of its rights resulting from its ownership of equivalent limited partnership units. Accordingly, limited partner distributions per Unit and net income (loss) per Unit are calculated net of 270 equivalent limited partnership Units.

   Prudential Securities Incorporated (``PSI''), an affiliate of PBP, owns 253 limited partnership units at September 30, 1995.

G. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income for tax reporting purposes for the years ended September 30, 1995, 1994 and 1993, respectively:

                                                                  1995           1994         1993
----------------------------------------------------------------------------------------------------
Net income (loss) per financial statements                     $(1,733,919)    $237,617     $246,181
Book depreciation and amortization in excess of tax                 84,391       82,243       82,498
Carrying costs on land held for investment, capitalized for
  tax purposes                                                      53,926       54,303       54,812
Rent received in advance, reported as income for tax
  purposes                                                          32,944       25,485       40,989
Reversal of prior years' rents received in advance, reported
  as taxable income in prior years                                 (25,485)     (40,989)     (39,052)
Tax depreciation and amortization in excess of book                (29,326)     (31,529)     (31,126)
Additional expenses included in taxable income                      (6,144)      (6,022)      (6,022)
Provision for loss on impairment of assets                       2,000,000           --           --
                                                               -----------     --------     --------
Tax basis net income                                           $   376,387     $321,108     $348,280
                                                               -----------     --------     --------
                                                               -----------     --------     --------

   The differences between the tax basis and book basis of partners' capital are primarily attributable to the cumulative effect of book to tax income adjustments.

H. Contingencies

   By order of the Judicial Panel on Multidistrict Litigation dated April 14, 1994, a number of purported class actions then pending in various federal district courts were transferred to a single judge of the United States

District Court for the Southern District of New York and consolidated for pretrial proceedings under the caption In re Prudential Securities Incorporated Limited Partnerships Litigation (MDL Docket No. 1005).

   On June 8, 1994 plaintiffs in the transferred cases filed a complaint that consolidated the previously filed complaints and named as defendants, among others, PSI, certain of its present and former employees, and PBP. The Partnership was not named a defendant in the consolidated complaint, but the name of the Partnership was listed as being among the limited partnerships at issue in the case. On August 9, 1995 PBP, PSI and other Prudential defendants entered into a Stipulation and Agreement of Partial Compromise and Settlement with legal counsel representing plaintiffs in the consolidated actions. The court preliminarily approved the settlement agreement by order dated August 29, 1995 and, following a hearing held November 17, 1995, found that the agreement was fair, reasonable, adequate and in the best interests of the plaintiff class. The court gave final approval to the settlement, certified a class of purchasers of specific limited partnerships, including the Partnership, released all settled claims by members of the class against the PSI settling defendants and permanently barred and enjoined class members from instituting, commencing or prosecuting any settled claim against the released parties. The full amount due under the settlement agreement has been paid by PSI.

I. Subsequent Event

   In November 1995, distributions of approximately $67,000 and $6,000 were paid to the Limited Partners and the General Partners, respectively, for the quarter ended September 30, 1995.

J. Event Subsequent to Date of Auditors' Report

   On December 15, 1995, the Management Committee of the Partnership determined to seek bids for all of the properties held by the Partnership. If acceptable bids are received by the Partnership, the Partnership would enter into agreements to sell the properties, subject to the approval of the limited partners owning a majority of the Units, as required by the Partnership Agreement. If such sales are approved and consummated, the Partnership would liquidate and distribute its assets to its partners. There can, of course, be no assurance that acceptable bids will be received or that any transactions will be consummated.

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Partnership owns and operates three office/showroom/warehouse facilities, three mini-storage complexes, and one office facility, along with two parcels of undeveloped land. On December 15, 1995, the Management Committee of the Partnership determined to seek bids for all of the properties held by the Partnership. If acceptable bids are received by the Partnership, the Partnership would enter into agreements to sell the properties, subject to the approval of the limited partners owning a majority of the Units, as required by the Partnership Agreement. If such sales are approved and consummated, the Partnership would liquidate and distribute its assets to its partners. There can, of course, be no assurance that acceptable bids will be received or that any transactions will be consummated.

   During the year ended September 30, 1995 (``fiscal 1995''), the Partnership's cash and cash equivalents increased by approximately $299,000 to $1,008,000 due to cash flows from operations for the quarter ended September 30, 1995 in excess of distributions and capital expenditures and cash retained for future property improvements. Distributions paid during the year ended September 30, 1995 totaled approximately $364,000, of which $335,000 and $29,000 were paid to the limited partners and General Partners, respectively. These distributions were funded from cash generated by the operations of its properties.

   The Partnership believes that it will continue to be able to meet its cash requirements in the foreseeable future with cash generated by the operations of its properties. However, the Partnership's ability to make future distributions to the partners and the amount of the distributions that may be made will be affected by the amount of cash generated by the Partnership from operations of the properties, the amount expended for capital improvements and the amount set aside for budgeted capital improvements.

   Capital improvements are currently budgeted at approximately $256,000 for calendar year 1996. Included in the calendar year 1996 budget, is an estimate for a roof replacement at the Eastgate property, the need for which has been accelerated by storm damage.

Results of Operations

   Average occupancies for the years ended September 30, 1995, 1994 and 1993 were as follows:

               Property                                   1995         1994         1993
               -------------------------------------------------------------------------
               Barrow Road                                 91%          92%          89%
               La Prada                                    93           95           94
               Tulsa Peoria                                87           90           94
               Westheimer                                  76           81           83
               Eastgate                                    99           96           90
               Quail Valley                               100           98           94
               Mt. Holly                                   93           88           83

  (Occupancies are calculated by dividing occupied units by available units.)

1995 vs. 1994

   Net income decreased by approximately $1,972,000 for fiscal 1995 as compared to the year ended September 30, 1994 (``fiscal 1994'') primarily due to the additional $2,000,000 allowance for loss on impairment of assets as further discussed in Note C to the financial statements. Before the provision for loss on impairment of assets, net income increased by approximately $28,000 for fiscal 1995 as compared to fiscal 1994 for the reasons discussed below.

   Rental income increased by approximately $63,000 for fiscal 1995 as compared to fiscal 1994. Rental income increased at the Eastgate, Quail Valley, and Mt. Holly properties primarily due to increased average occupancies. Rental income was up at Tulsa Peoria and Barrow Road due to increased rental rates. Rental income at La Prada and Westheimer remained stable as lower occupancies offset higher rental rates.

   Interest income increased approximately $7,000 during fiscal 1995 as compared to fiscal 1994 because of increases in average cash balances available to be invested in short-term investments.

   Property operating expenses increased approximately $35,000 during fiscal 1995 as compared to fiscal 1994 primarily due to increases in property payroll costs at Westheimer, Tulsa Peoria, La Prada, and Quail Valley partially offset by decreases in repairs and maintenance and utilities expenses at the majority of the properties.

   General and administrative expenses decreased approximately $19,000 during fiscal 1995 as compared to fiscal 1994 primarily due to the accrual of prior periods' general, administrative and monitoring expense reimbursements in the second quarter of fiscal 1994 as further discussed in Note F to the financial statements offset by increased professional fees and by increased office expenses at the property level.

   Interest expense on the Partnership's note payable is calculated as a percentage of net cash flow from the three properties (Eastgate, Quail Valley and Mt. Holly) which collateralize the note. Interest expense increased by approximately $17,000 in fiscal 1995 as compared to fiscal 1994 as a result of increased cash flows from operations at the three properties.

1994 vs. 1993

   Net income decreased by approximately $9,000 for fiscal 1994 as compared to the year ended September 30, 1993 (``fiscal 1993'') for the reasons discussed below.

   Rental income increased approximately $56,000 for fiscal 1994 as compared to fiscal 1993 primarily due to additional revenue derived from the Quail Valley, Eastgate and Mt. Holly properties resulting from increased average occupancies. Rental income at the Barrow Road, Westheimer and La Prada properties remained stable from year to year. Rental income at the Tulsa Peoria property decreased due to lower average occupancies.

   Other income increased approximately $8,000 during fiscal 1994 as compared to fiscal 1993 primarily due to billboard advertising revenue recognized during the current period.

   Property operating expenses increased by approximately $94,000 during fiscal 1994 as compared to fiscal 1993 due to increases in repairs and maintenance, property-related payroll expenses and leasing commissions of approximately $41,000, $26,000, and $9,000, respectively, as well as increases in insurance and utilities of approximately $7,000 and $21,000, respectively, due to higher rates.

   Real estate taxes decreased approximately $33,000 due to reassessed property values, and to a lesser extent, lower tax rates during fiscal 1994.

   General and administrative expenses increased by approximately $15,000 in fiscal 1994 as compared to fiscal 1993 primarily due to the accrual of current and prior periods' general, administrative and monitoring expense reimbursements in the second quarter of fiscal 1994 as further discussed in Note F to the financial statements. This increase was partially offset by lower professional fees.

                               OTHER INFORMATION

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

        Prudential-Bache/Watson & Taylor, Ltd.-3
        P.O. Box 2016
        Peck Slip Station
        New York, NY 10272-2016

Prudential Securities Incorporated                        BULK RATE
Peck Slip Station                                        U.S. POSTAGE
P.O. Box 2016                                                PAID
New York, NY 10272                                      Automatic Mail

PBW&T3/35643/171666