Form 10-K, Exhibit 13
period 1996-09-30
PRUDENTIAL BACHE WATSON & TAYLOR LTD 3
filed 1996-12-27
CIK 759726

                                         1996
----------------------------------------------------------------
Prudential-Bache/                        Annual
Watson & Taylor, Ltd.-3                  Report

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                               1996 Annual Report

(LOGO)                     1211 Avenue of the Americas      Phone: 212 773 4900
                           New York, New York 10036         Fax:   212 773 4501

                          REPORT OF INDEPENDENT AUDITORS

To the Partners
Prudential-Bache/Watson & Taylor, Ltd.-3

We have audited the accompanying statements of financial condition of Prudential-Bache/Watson & Taylor, Ltd.-3 as of September 30, 1996 and 1995, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Prudential-Bache/Watson & Taylor, Ltd.-3 as of September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                         Ernst & Young LLP
November 22, 1996

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                              September 30,
                                                                       ---------------------------
                                                                          1996            1995
--------------------------------------------------------------------------------------------------
ASSETS
Property (held for sale as of September 30, 1996)                      $10,772,457     $11,720,794
Cash and cash equivalents                                                1,139,947       1,008,091
Other assets                                                                 9,250          13,148
                                                                       -----------     -----------
Total assets                                                           $11,921,654     $12,742,033
                                                                       -----------     -----------
                                                                       -----------     -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Note payable                                                           $   638,000     $   638,000
Accounts payable and accrued expenses                                      314,401         157,860
Accrued real estate taxes                                                  135,671         142,130
Deposits due to tenants                                                    104,957          95,365
Due to affiliates                                                           59,144          78,018
Unearned rental income                                                      24,255          32,944
                                                                       -----------     -----------
Total liabilities                                                        1,276,428       1,144,317
                                                                       -----------     -----------
Partners' capital
Limited partners (53,855 limited and equivalent units issued and
  outstanding)                                                          10,428,257      11,394,078
General partners                                                           216,969         203,638
                                                                       -----------     -----------
Total partners' capital                                                 10,645,226      11,597,716
                                                                       -----------     -----------
Total liabilities and partners' capital                                $11,921,654     $12,742,033
                                                                       -----------     -----------
                                                                       -----------     -----------
--------------------------------------------------------------------------------------------------

                 The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended September 30,
                                                           -----------------------------------------
                                                              1996           1995            1994
----------------------------------------------------------------------------------------------------
REVENUES
Rental income                                              $2,010,066     $ 1,953,727     $1,890,856
Interest                                                       28,000          18,910         11,738
Other                                                          14,824          14,741         17,366
                                                           ----------     -----------     ----------
                                                            2,052,890       1,987,378      1,919,960
                                                           ----------     -----------     ----------
EXPENSES
Property operating                                            711,167         690,174        654,914
Depreciation                                                  136,271         528,975        521,538
Real estate taxes                                             225,336         210,381        212,206
General and administrative                                    611,985         238,637        257,627
Interest                                                       29,497          53,130         36,058
Provision for loss on impairment of assets                         --       2,000,000             --
                                                           ----------     -----------     ----------
                                                            1,714,256       3,721,297      1,682,343
                                                           ----------     -----------     ----------
Net income (loss)                                          $  338,634     $(1,733,919)    $  237,617
                                                           ----------     -----------     ----------
                                                           ----------     -----------     ----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                           $  302,004     $(1,772,234)    $  182,100
                                                           ----------     -----------     ----------
                                                           ----------     -----------     ----------
General partners                                           $   36,630     $    38,315     $   55,517
                                                           ----------     -----------     ----------
                                                           ----------     -----------     ----------
Net income (loss) per limited partnership unit             $     5.64     $    (33.07)    $     3.40
                                                           ----------     -----------     ----------
                                                           ----------     -----------     ----------
----------------------------------------------------------------------------------------------------

                  The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED       GENERAL
                                                             PARTNERS       PARTNERS        TOTAL
----------------------------------------------------------------------------------------------------
Partners' capital--September 30, 1993                       $13,920,878     $191,255     $14,112,133
Net income                                                      182,100       55,517         237,617
Distributions                                                  (601,756)     (52,326)       (654,082)
                                                            -----------     --------     -----------
Partners' capital--September 30, 1994                        13,501,222      194,446      13,695,668
Net income (loss)                                            (1,772,234)      38,315      (1,733,919)
Distributions                                                  (334,910)     (29,123)       (364,033)
                                                            -----------     --------     -----------
Partners' capital--September 30, 1995                        11,394,078      203,638      11,597,716
Net income                                                      302,004       36,630         338,634
Distributions                                                (1,267,825)     (23,299)     (1,291,124)
                                                            -----------     --------     -----------
Partners' capital--September 30, 1996                       $10,428,257     $216,969     $10,645,226
                                                            -----------     --------     -----------
                                                            -----------     --------     -----------
----------------------------------------------------------------------------------------------------

                  The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS

                                                                    Year ended September 30,
                                                           ------------------------------------------
                                                              1996            1995            1994
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Rental income and deposits received                        $ 2,014,868     $ 2,018,576     $1,885,101
Interest received                                               28,000          18,910         11,738
Other income received                                           14,824          14,741         17,366
Property operating expenses paid                              (649,026)       (818,900)      (576,135)
Real estate taxes paid                                        (231,795)       (213,150)      (222,935)
General and administrative expenses paid                      (526,347)       (193,821)      (259,751)
Interest paid                                                  (39,610)        (53,130)       (36,647)
                                                           -----------     -----------     ----------
Net cash provided by operating activities                      610,914         773,226        818,737
                                                           -----------     -----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Net proceeds from sale of land                               1,000,000              --             --
Property improvements                                         (187,934)       (110,011)       (88,317)
                                                           -----------     -----------     ----------
Net cash provided by (used in) investing activities            812,066        (110,011)       (88,317)
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid to partners                              (1,291,124)       (364,033)      (687,731)
                                                           -----------     -----------     ----------
Net increase in cash and cash equivalents                      131,856         299,182         42,689
Cash and cash equivalents at beginning of year               1,008,091         708,909        666,220
                                                           -----------     -----------     ----------
Cash and cash equivalents at end of year                   $ 1,139,947     $ 1,008,091     $  708,909
                                                           -----------     -----------     ----------
                                                           -----------     -----------     ----------
-----------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
Net income (loss)                                          $   338,634     $(1,733,919)    $  237,617
                                                           -----------     -----------     ----------
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
Depreciation                                                   136,271         528,975        521,538
Provision for loss on impairment of assets                          --       2,000,000             --
Changes in:
Other assets                                                     3,898          41,949        (12,337)
Accounts payable and accrued expenses                          156,541        (121,643)        77,452
Accrued real estate taxes                                       (6,459)         (2,769)       (10,729)
Due to affiliates                                              (18,874)         37,733         (1,386)
Deposits due to tenants                                          9,592          15,441         22,086
Unearned rental income                                          (8,689)          7,459        (15,504)
                                                           -----------     -----------     ----------
Total adjustments                                              272,280       2,507,145        581,120
                                                           -----------     -----------     ----------
Net cash provided by operating activities                  $   610,914     $   773,226     $  818,737
                                                           -----------     -----------     ----------
                                                           -----------     -----------     ----------
-----------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES
Distributions to partners                                  $(1,291,124)    $  (364,033)    $ (654,082)
Decrease in distribution payable                                    --              --        (33,649)
                                                           -----------     -----------     ----------
Distributions paid to partners                             $(1,291,124)    $  (364,033)    $ (687,731)
                                                           -----------     -----------     ----------
                                                           -----------     -----------     ----------
-----------------------------------------------------------------------------------------------------

                   The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1996

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

   On December 15, 1995, the Management Committee of the Partnership determined to seek bids for all the properties held by the Partnership. On June 13, 1996, the Partnership entered into a contract with Public Storage, Inc., the property manager of the Partnership's properties, for the sale of substantially all the Partnership's properties. This sale was subject to the approval by the limited partners holding a majority of the limited partnership units and certain other conditions and potential price adjustments.

   In accordance with the Consent Statement dated September 17, 1996 the limited partners approved the sale to Public Storage, Inc. of all seven miniwarehouse/office warehouse facilities owned by the Partnership. The properties were sold to Public Storage, Inc. on October 31, 1996. The Partnership received, in cash, gross sales proceeds of $11,050,000 reduced by certain selling expenses and pro-rations of approximately $373,000. The sales proceeds were also reduced by the payment to third parties of $644,000 representing the principal and accrued interest on the Partnership's note payable secured by three of the properties sold to Public Storage, Inc. The gross sales price was in excess of the appraised value of the properties, which had a carrying amount of $10,497,457 at September 30, 1996.

   A distribution of $180 per limited partnership unit was made on November 14, 1996 representing the net sales proceeds reduced by a contingency reserve and funds required to meet current and future operating costs until the liquidation of the Partnership. The Partnership intends to sell its remaining land parcel (carrying amount of $275,000 at September 30, 1966) and liquidate in 1997 and will distribute any remaining funds at such time.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles. The Partnership's fiscal year for both book and tax purposes ends on September 30.

Property

   Effective October 1, 1995, the Partnership adopted Statement of Financial Accounting Standards (``SFAS'') No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.'' For properties that are held for sale, SFAS No. 121 states that they should be recorded at the lower of carrying amount or estimated fair value less costs to sell. As noted above, on December 15, 1995, the Management Committee of the Partnership determined to seek bids for all of the properties held by the Partnership. Accordingly, effective December 31, 1995, the Partnership reclassified its properties from held for use to held for sale and ceased depreciating the properties for financial reporting purposes only. As of September 30, 1996, the Partnership has recorded its properties for approximately its gross sales proceeds reduced by direct selling expenses.

   Prior to October 1, 1995, the Partnership carried its property investments at the lower of depreciated cost or estimated amounts recoverable through future operations and ultimate disposition of the property.

Property investments were depreciated or amortized using the straight-line method over their estimated economic lives which range from 5 to 25 years depending on property type. A provision for loss on impairment of assets was recorded when estimated amounts recoverable through future operations and ultimate disposition of the property, on an undiscounted basis, were below the depreciated cost.

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

Profit and loss allocations and distributions

   Net operating income before depreciation is allocated 92% to the limited partners and 8% to the General Partners. Net operating loss, provision for loss on impairment of assets, and depreciation are allocated 99% to the limited partners and 1% to the General Partners. Distributions of cash from operations are made in accordance with the Partnership Agreement and are allocated 92% to the limited partners and 8% to the General Partners.

   Income from a Terminating Sale, as defined in the Partnership Agreement, is allocated first to all partners having negative capital account balances, to the extent of such balances, and then to the limited partners until their capital accounts equal their Adjusted Capital Contribution plus a Cumulative Preference as those terms are defined in the Partnership Agreement. Loss from a Terminating Sale is first allocated to the General Partners to the extent of their positive capital account balances. Sales proceeds from a Terminating Sale are first used for the payment of any debts or obligations of the Partnership, then any balance remaining is distributed to the partners having positive capital account balances.

   Net income (loss) per limited partnership unit for all years presented is based on 53,585 limited and equivalent units outstanding, which excludes 270 equivalent units held by PBP (see Note E) for which PBP has waived all of its rights thereon.

C. Property Held for Sale

   The Partnership's properties at September 30, 1996 and 1995 were:

                                                               1996             1995
                                                            -----------      -----------
          Improved properties:
               Barrow Road - Little Rock, Arkansas          $ 2,588,893      $ 2,632,627
               La Prada - Mesquite, Texas                     1,341,848        2,508,150
               Tulsa Peoria - Tulsa, Oklahoma                 1,198,483        1,405,517
               Westheimer - Houston, Texas                    1,465,324        1,768,887
               Eastgate - Garland, Texas                      1,585,135        1,552,174
               Quail Valley - Missouri City, Texas            1,198,567        1,206,956
               Mt. Holly - Mt. Holly, New Jersey              1,119,207        1,438,309
                                                            -----------      -----------
                                                             10,497,457       12,512,620
                                                            -----------      -----------
          Unimproved properties:
               I-35/I-20 - Dallas, Texas                        275,000        2,609,671
               Southlake - Southlake, Texas (A)                      --        1,343,503
                                                            -----------      -----------
                                                                275,000        3,953,174
                                                            -----------      -----------
          Less: allowance for loss on impairment of
          assets                                                     --       (4,745,000)
                                                            -----------      -----------
                                                            $10,772,457      $11,720,794
                                                            -----------      -----------
                                                            -----------      -----------

(A) The Southlake property was sold in April 1996 for $1,000,000 net of selling expenses. There was no book gain or loss on the sale of the unimproved land.

   The allowance for loss on impairment of assets has been allocated against the carrying value of the properties as of September 30, 1996.

D. Note Payable

   On March 5, 1986, the Partnership purchased an 88.81% participating interest in a $5,700,000 loan (the ``Loan'') from First Commonwealth Mortgage Trust (the ``Lender'') to TriProperties, Ltd. (the ``Borrower''), an affiliate of Messrs. Watson and Taylor. The Loan was secured by the Mt. Holly, Eastgate and Quail Valley properties (collectively, the ``Mortgaged Properties'').

   On December 5, 1988, following the default by the Borrower under the Loan, the Partnership and the Lender entered into an agreement whereby the Lender assigned the note evidencing the Loan to the Partnership in exchange for the Partnership's issuance to the Lender of a promissory note in the amount of $638,000. The Partnership's promissory note bears interest, payable quarterly, at a rate equal to 11.19% of net cash flow from the Mortgaged Properties and the full amount thereof is due on January 30, 1999, the maturity date of the Loan. Subsequently, the Partnership foreclosed and took title to each of the Mortgaged Properties and granted a first lien on such properties to the Lender as collateral for the Partnership's $638,000 promissory note. (See Note A)

   Interest expense on the promissory note was approximately $30,000, $53,000 and $36,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

E. Related Parties

   PBP and its affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management; transfer and assignment functions; asset management (including direct management of the Partnership's unimproved properties); investor communications; printing and other administrative services. PBP and its affiliates receive reimbursements for costs incurred in connection with these services, the amount of which is limited by the provisions of the Partnership Agreement. The costs and expenses incurred on behalf of the Partnership which are reimbursable to PBP and its affiliates for the years ended September 30, 1996, 1995 and 1994 were approximately $124,000, $97,000, and $102,000, respectively.

   Affiliates of Messrs. Watson and Taylor, the individual General Partners, also perform certain administrative and monitoring functions on behalf of the Partnership. The Partnership recorded approximately $25,000 relating to the reimbursement for these services for the period from November 1988 through December 1993 during the three months ended March 31, 1994 resulting in approximately $30,000 in expenses in fiscal 1994, $5,000 in fiscal 1995 and $43,000 in fiscal 1996, of which approximately $12,000 was an underaccrual for fiscal 1995.

   PBP and the two individual General Partners of the Partnership, own 270, 135 and 135 equivalent limited partnership units, respectively. PBP receives funds from the Partnership, such as General Partner distributions and reimbursement of expenses, but has waived all of its rights resulting from its ownership of equivalent limited partnership units. Accordingly, the 270 units owned by PBP have been excluded from the calculation of net income per limited partnership unit and distributions per limited partnership unit.

   Prudential Securities Incorporated (``PSI''), an affiliate of PBP, owns 253 limited partnership units at September 30, 1996.

F. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income for tax reporting purposes for the years ended September 30, 1996, 1995 and 1994, respectively:

                                                                1996           1995           1994
----------------------------------------------------------------------------------------------------
Net income (loss) per financial statements                    $ 338,634     $(1,733,919)    $237,617
Tax depreciation in excess of book, net                        (327,949)             --           --
Book depreciation in excess of tax, net                              --          55,065       50,714
Carrying costs on land held for investment, capitalized for
  tax
  purposes                                                       35,030          53,926       54,303
Rent received in advance, reported as income for tax
  purposes                                                       24,255          32,944       25,485
Reversal of prior years' rents received in advance,
  reported as
  taxable income in prior years                                 (32,944)        (25,485)     (40,989)

                                                                1996           1995           1994
----------------------------------------------------------------------------------------------------
Additional expenses included in taxable income                $  (6,205)    $    (6,144)    $ (6,022)
Tax loss in excess of book on sale of land                     (860,519)             --           --
Costs related to sale of properties, capitalized for tax
  purposes                                                      313,633              --           --
Provision for loss on impairment of assets                           --       2,000,000           --
                                                              ---------     -----------     --------
Tax basis net income (loss)                                   $(516,065)    $   376,387     $321,108
                                                              ---------     -----------     --------
                                                              ---------     -----------     --------

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

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   In accordance with the Consent Statement dated September 17, 1996, the limited partners approved the sale to Public Storage, Inc. of all seven miniwarehouse/office warehouse facilities owned by the Partnership. The properties were sold to Public Storage, Inc. on October 31, 1996. The Partnership received, in cash, gross sales proceeds of $11,050,000 reduced by certain selling expenses and pro-rations of approximately $373,000. The sales proceeds were also reduced by the payment to third parties of $644,000 representing the principal and accrued interest on the Partnership's note payable secured by three of the properties sold to Public Storage, Inc. The gross sales price was in excess of the appraised value of the properties.

      A distribution of $180 per limited partnership unit was made on November 14, 1996 representing the net sales proceeds reduced by a contingency reserve and funds required to meet current and future operating costs until the liquidation of the Partnership. The Partnership intends to sell its remaining land parcel and liquidate in 1997 and will distribute any remaining funds at such time.

   During the year ended September 30, 1996 (``fiscal 1996''), the Partnership's cash and cash equivalents increased by approximately $132,000 to $1,140,000 due to cash flows from property operations and net proceeds from the sale of land in excess of distributions to partners and capital expenditures. Distributions paid during the year ended September 30, 1996 totaled approximately $1,291,000, of which $1,268,000 and $23,000 were paid to the limited partners and General Partners, respectively. These distributions were funded from property operations and from the net proceeds of approximately $1,000,000 from the sale of the Southlake, Texas unimproved land in April 1996.

Results of Operations

   Average occupancies for the years ended September 30, 1996, 1995 and 1994 were as follows:

               Property                                   1996         1995         1994
               -------------------------------------------------------------------------
               Barrow Road                                 94%          90 %         88%
               La Prada                                    95           96           97
               Tulsa Peoria                                95           92           94
               Westheimer                                  87           78           83
               Eastgate                                    94           99           96
               Quail Valley                                99          100           98
               Mt. Holly                                   90           92           90

  (Average occupancy rates are calculated by averaging the monthly occupancies determined by dividing occupied square footage by available square footage as of each month-end.)

1996 vs. 1995

   Net income increased by approximately $2,073,000 for fiscal 1996 as compared to the year ended September 30, 1995 (``fiscal 1995'') primarily due to the $2,000,000 allowance for loss on impairment of assets recorded in fiscal 1995. Excluding this allowance for loss, net income increased by approximately $73,000 in fiscal 1996 as compared to fiscal 1995 for the reasons discussed below.

   Rental income increased by approximately $56,000 for fiscal 1996 as compared to fiscal 1995. Rental income increased at the Barrow Road, Tulsa Peoria, and Westheimer properties primarily due to increased average occupancies, and at La Prada primarily due to increased rental rates. Rental income at Eastgate decreased primarily due to lower occupancies while the remaining two properties remained relatively stable.

   Interest income increased approximately $9,000 during fiscal 1996 as compared to fiscal 1995 because of increases in average cash balances available to be invested in short-term investments.

   Property operating expenses increased approximately $21,000 during fiscal 1996 as compared to fiscal 1995 primarily due to increases in utilities, insurance, and leasing commission expenses which were partially offset by decreases in repair and maintenance expenses.

   General and administrative expenses increased by approximately $373,000 during fiscal 1996 as compared to fiscal 1995 primarily due to the accrual of $314,000 for professional fees and other costs relating to the solicitation of the consent of the limited partners for the sale of the properties.

   Depreciation expense decreased by approximately $393,000 for fiscal 1996 as compared to fiscal 1995 due to the reclassification of the Partnership's properties from held for use to held for sale as of December 31, 1995. Under generally accepted accounting principles, such properties are no longer depreciated and, therefore, no depreciation expense has been recorded for the nine months ended September 30, 1996. However, depreciation was recorded for income tax purposes.

   Interest expense on the Partnership's note payable is calculated as a percentage of net cash flow from the three properties (Eastgate, Quail Valley and Mt. Holly) which collateralize the note. Interest expense decreased by approximately $24,000 in fiscal 1996 as compared to fiscal 1995 primarily as a result of decreased net cash flows from operations at the three properties.

1995 vs. 1994

   Net income decreased by approximately $1,972,000 for fiscal 1995 as compared to the year ended September 30, 1994 (``fiscal 1994'') primarily due to the $2,000,000 allowance for loss on impairment of assets. Before the allowance for loss on impairment of assets, net income increased by approximately $28,000 for fiscal 1995 as compared to fiscal 1994 for the reasons discussed below.

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

   General and administrative expenses decreased approximately $19,000 during fiscal 1995 as compared to fiscal 1994 primarily due to the accrual of prior periods' general, administrative and monitoring expense reimbursements in the second quarter of fiscal 1994 as further discussed in Note E to the financial statements offset by increased professional fees and by increased office expenses at the property level.

   Interest expense on the Partnership's note payable is calculated as a percentage of net cash flow from the three properties (Eastgate, Quail Valley and Mt. Holly) which collateralize the note. Interest expense increased by approximately $17,000 in fiscal 1995 as compared to fiscal 1994 as a result of increased net cash flows from operations at the three properties.

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