Form 10-K, Exhibit 13
period 1997-09-30
PRUDENTIAL BACHE WATSON & TAYLOR LTD 3
filed 1997-12-29
CIK 759726

                                                           1997
--------------------------------------------------------------------------------
Prudential-Bache/                                          Annual
Watson & Taylor, Ltd.-3                                    Report

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                               1997 Annual Report

                         REPORT OF INDEPENDENT AUDITORS

To the Partners
Prudential-Bache/Watson & Taylor, Ltd.-3

We have audited the accompanying statement of net assets in process of liquidation of Prudential-Bache/Watson & Taylor, Ltd.-3 as of September 30, 1997 and the related statement of changes in net assets in process of liquidation for the year then ended. In addition, we have audited the accompanying statement of financial condition, as of September 30, 1996, and the related statements of operations, changes in partners' capital, and cash flows for each of the two years in the period ended September 30, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in liquidation of Prudential-Bache/Watson & Taylor, Ltd.-3 as of September 30, 1997, the changes in its net assets in liquidation for the year then ended, its financial condition as of September 30, 1996, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Note B to the financial statements, the Partnership adopted the liquidation basis of accounting effective October 1, 1996.

------------------------------------------------------------
/s/ Ernst & Young LLP

Ernst & Young LLP

New York, New York
December 17, 1997

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                            STATEMENT OF NET ASSETS
                          (in process of liquidation)
                               September 30, 1997

--------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                             $ 1,089,835
Property held for sale                                                                    275,000
                                                                                      -----------
Total assets                                                                            1,364,835
                                                                                      -----------
LIABILITIES
Estimated liquidation costs                                                               220,331
                                                                                      -----------
Net assets available to limited and general partners                                  $ 1,144,504
                                                                                      -----------
                                                                                      -----------
Limited and equivalent partnership units issued and outstanding                            53,855
                                                                                      -----------
                                                                                      -----------
--------------------------------------------------------------------------------------------------

                        STATEMENT OF FINANCIAL CONDITION
                             (going concern basis)
                               September 30, 1996

-------------------------------------------------------------------------------------------------
ASSETS
Property held for sale                                                                $10,772,457
Cash and cash equivalents                                                               1,139,947
Other assets                                                                                9,250
                                                                                      -----------
Total assets                                                                          $11,921,654
                                                                                      -----------
                                                                                      -----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Note payable                                                                          $   638,000
Accounts payable and accrued expenses                                                     314,401
Accrued real estate taxes                                                                 135,671
Deposits due to tenants                                                                   104,957
Due to affiliates                                                                          59,144
Unearned rental income                                                                     24,255
                                                                                      -----------
Total liabilities                                                                       1,276,428
                                                                                      -----------
Partners' capital
Limited partners (53,855 limited and equivalent units issued and outstanding)          10,428,257
General partners                                                                          216,969
                                                                                      -----------
Total partners' capital                                                            10,645,226
                                                                                      -----------
Total liabilities and partners' capital                                           $11,921,654
                                                                                      -----------
                                                                                      -----------
-------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS
                             (going concern basis)

                                                                         Year ended September 30,
                                                                        --------------------------
                                                                           1996           1995
--------------------------------------------------------------------------------------------------
REVENUES
Rental income                                                           $2,010,066     $ 1,953,727
Interest                                                                    28,000          18,910
Other                                                                       14,824          14,741
                                                                        ----------     -----------
                                                                         2,052,890       1,987,378
                                                                        ----------     -----------
EXPENSES
Property operating                                                         711,167         690,174
Depreciation                                                               136,271         528,975
Real estate taxes                                                          225,336         210,381
General and administrative                                                 611,985         238,637
Interest                                                                    29,497          53,130
Provision for loss on impairment of assets                                      --       2,000,000
                                                                        ----------     -----------
                                                                         1,714,256       3,721,297
                                                                        ----------     -----------
Net income (loss)                                                       $  338,634     $(1,733,919)
                                                                        ----------     -----------
                                                                        ----------     -----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                                        $  302,004     $(1,772,234)
                                                                        ----------     -----------
                                                                        ----------     -----------
General partners                                                        $   36,630     $    38,315
                                                                        ----------     -----------
                                                                        ----------     -----------
Net income (loss) per limited partnership unit                          $     5.64     $    (33.07)
                                                                        ----------     -----------
                                                                        ----------     -----------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                 STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                             (going concern basis)
                For the years ended September 30, 1996 and 1995

                                                              LIMITED       GENERAL
                                                             PARTNERS       PARTNERS        TOTAL
----------------------------------------------------------------------------------------------------
Partners' capital--September 30,
  1994                                                      $13,501,222     $194,446     $13,695,668
Net income (loss)                                            (1,772,234)      38,315      (1,733,919)
Distributions                                                  (334,910)     (29,123)       (364,033)
                                                            -----------     --------     -----------
Partners' capital--September 30,
  1995                                                       11,394,078      203,638      11,597,716
Net income                                                      302,004       36,630         338,634
Distributions                                                (1,267,825)     (23,299)     (1,291,124)
                                                            -----------     --------     -----------
Partners' capital--September 30,
  1996                                                      $10,428,257     $216,969     $10,645,226
                                                            -----------     --------     -----------
                                                            -----------     --------     -----------

--------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
                          (in process of liquidation)
                     For the year ended September 30, 1997

                                                             LIMITED       GENERAL
                                                            PARTNERS       PARTNERS        TOTAL
---------------------------------------------------------------------------------------------------
Net assets in liquidation, October 1, 1996                 $10,428,257     $216,969     $10,645,226
Gain on sale of properties                                     327,104        3,304         330,408
Changes in estimated liquidation values of assets and
  liabilities                                                   34,443     (220,273)       (185,830)
Distributions                                               (9,645,300)          --      (9,645,300)
                                                           -----------     --------     -----------
Net assets in liquidation, September 30, 1997              $ 1,144,504     $     --     $ 1,144,504
                                                           -----------     --------     -----------
                                                           -----------     --------     -----------
---------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS
                             (going concern basis)

                                                                         Year ended September 30,
                                                                        ---------------------------
                                                                           1996            1995
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Rental income and deposits received                                     $ 2,014,868     $ 2,018,576
Interest received                                                            28,000          18,910
Other income received                                                        14,824          14,741
Property operating expenses paid                                           (649,026)       (818,900)
Real estate taxes paid                                                     (231,795)       (213,150)
General and administrative expenses paid                                   (526,347)       (193,821)
Interest paid                                                               (39,610)        (53,130)
                                                                        -----------     -----------
Net cash provided by operating activities                                   610,914         773,226
                                                                        -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Net proceeds from sale of land                                            1,000,000              --
Property improvements                                                      (187,934)       (110,011)
                                                                        -----------     -----------
Net cash provided by (used in) investing activities                         812,066        (110,011)
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid to partners                                           (1,291,124)       (364,033)
                                                                        -----------     -----------

Net increase in cash and cash equivalents                                   131,856         299,182
Cash and cash equivalents at beginning of year                            1,008,091         708,909
                                                                        -----------     -----------
Cash and cash equivalents at end of year                                $ 1,139,947     $ 1,008,091
                                                                        -----------     -----------
                                                                        -----------     -----------
---------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
Net income (loss)                                                       $   338,634     $(1,733,919)
                                                                        -----------     -----------
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation                                                                136,271         528,975
Provision for loss on impairment of assets                                       --       2,000,000
Changes in:
Other assets                                                                  3,898          41,949
Accounts payable and accrued expenses                                       156,541        (121,643)
Accrued real estate taxes                                                    (6,459)         (2,769)
Due to affiliates                                                           (18,874)         37,733
Deposits due to tenants                                                       9,592          15,441
Unearned rental income                                                       (8,689)          7,459
                                                                        -----------     -----------
Total adjustments                                                           272,280       2,507,145
                                                                        -----------     -----------
Net cash provided by operating activities                               $   610,914     $   773,226
                                                                        -----------     -----------
                                                                        -----------     -----------
---------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1997

A. General

   Prudential-Bache/ Watson & Taylor, Ltd.-3 (the
"Partnership'') is a Texas limited partnership formed on November 13, 1984 which will terminate in accordance with a vote of the limited partners as described below. The Partnership was formed for the purpose of acquiring, owning, developing and operating self-storage and office/showroom warehouse complexes; investing in unimproved commercial properties; and investing in first lien mortgage loans on existing or to-be-constructed commercial income-producing properties. The general partners of the Partnership are Prudential-Bache Properties, Inc. ("PBP''), a wholly-owned subsidiary of Prudential Securities Group Inc., George S. Watson, and A. Starke Taylor, III (collectively, the "General Partners''). PBP is the
Managing General Partner and is responsible for the day-to-day operations of the Partnership and its investments.

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


   In accordance with a consent statement dated September 17, 1996 (the
"Consent Statement''), the limited partners approved, on October 18, 1996, the sale to Public Storage, Inc. of all seven miniwarehouse facilities owned by the Partnership. The properties were sold to Public Storage, Inc. and its affiliates on October 31, 1996. The Partnership received, in cash, gross sales proceeds of $11,050,000 reduced by certain selling expenses and pro-rations of approximately $373,000. The sales proceeds were also reduced by the payment to third parties of $644,000 representing the principal and accrued interest on the Partnership's note payable secured by three of the properties sold to Public Storage, Inc. The gross sales price was in excess of the appraised value of the properties. The Partnership continues to own an undeveloped land parcel (I-35/I-20) located in Dallas, Texas. It is uncertain at this time when the sale of this property will occur.

   A distribution of $180 per limited partnership unit was made on November 14, 1996 representing the net sales proceeds reduced by a contingency reserve and funds required to meet current and future operating costs until the liquidation of the Partnership. The Partnership intends to liquidate in 1998, subject to the sale of the remaining undeveloped land parcel, and will distribute any remaining funds at such time.

B. Summary of Significant Accounting Policies

Basis of accounting

   The Partnership adopted the liquidation basis of accounting effective October 1, 1996. Accordingly, the net assets of the Partnership at September 30, 1997 are stated at liquidation value, i.e., the assets have been valued at their estimated net realizable values and the liabilities include estimated amounts to be incurred through the date of liquidation of the Partnership. The actual remaining net proceeds from liquidation will depend upon a variety of factors and are likely to differ from the amounts reflected in the accompanying financial statements. Prior to October 1, 1996, the books and records of the Partnership were maintained on a going concern accrual basis of accounting. The Partnership's fiscal year for both book and tax purposes ends on September
30.

Property

   Effective December 31, 1995, the Partnership reclassified its properties from held for use to held for sale and ceased depreciating the properties for financial reporting purposes only. As of September 30, 1996 and 1997, the Partnership recorded its properties at the lower of the carrying amount or estimated fair value less costs to sell.

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

C. Property Held for Sale

   The Partnership's properties at September 30, 1997 and 1996 were:

                                                                          1997           1996
                                                                        --------      -----------
Improved properties:
     Barrow Road - Little Rock, Arkansas                                $     --      $ 2,588,893
     La Prada - Mesquite, Texas                                               --        1,341,848
     Tulsa Peoria - Tulsa, Oklahoma                                           --        1,198,483
     Westheimer - Houston, Texas                                              --        1,465,324
     Eastgate - Garland, Texas                                                --        1,585,135
     Quail Valley - Missouri City, Texas                                      --        1,198,567
     Mt. Holly - Mt. Holly, New Jersey                                        --        1,119,207
                                                                        --------      -----------
                                                                              --       10,497,457
Unimproved properties:
     I-35/I-20 - Dallas, Texas                                           275,000          275,000
                                                                        --------      -----------
                                                                        $275,000      $10,772,457
                                                                        --------      -----------
                                                                        --------      -----------

    The allowance for loss on impairment of assets has been allocated against the carrying value of the properties as of September 30, 1996 and September 30, 1997.

    Pursuant to the Consent Statement dated September 17, 1996, the partnership sold all of its improved properties to Public Storage, Inc. and its affiliates on October 31, 1996. As of September 30, 1997, the Partnership continues to own an undeveloped land parcel (I-35/I-20) in Dallas, Texas.

D. Note Payable

   On March 5, 1986, the Partnership purchased an 88.81% participating interest in a $5,700,000 loan (the "Loan'') from First Commonwealth
Mortgage Trust (the "Lender'') to TriProperties, Ltd. (the
"Borrower''), an affiliate of Messrs. Watson and Taylor. The
Loan was secured by the Mt. Holly, Eastgate and Quail Valley properties (collectively, the "Mortgaged Properties'').

   On December 5, 1988, following the default by the Borrower under the Loan, the Partnership and the Lender entered into an agreement whereby the Lender assigned the note evidencing the Loan to the Partnership in exchange for the Partnership's issuance to the Lender of a promissory note in the amount of $638,000. The Partnership's promissory note bore interest, payable quarterly, at a rate equal to 11.19% of net cash flow from the Mortgaged Properties and the full amount thereof was due on January 30, 1999, the maturity date of the Loan. Subsequently, the Partnership foreclosed and took title to each of the Mortgaged Properties and granted a first lien on such properties to the Lender as collateral for the Partnership's $638,000 promissory note. The note was paid in full with accrued interest at the time of the sale of the Partnership's miniwarehouse facilities.

   Interest expense on the promissory note was approximately $30,000 and $53,000 for the years ended September 30, 1996 and 1995, respectively.

E. Related Parties

   PBP and its affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management; transfer and assignment functions; asset management (including direct management of the Partnership's unimproved properties); investor communications; printing and other administrative services. PBP and its affiliates receive reimbursements for costs incurred in connection with these services, the amount of which is limited by the provisions of the Partnership Agreement. The costs and expenses incurred on behalf of the Partnership which are reimbursable to PBP and its affiliates for the years ended September 30, 1996 and 1995 were $124,000 and $97,000, respectively.

   Affiliates of Messrs. Watson and Taylor, the individual General Partners, also perform certain administrative and monitoring functions on behalf of the Partnership. The Partnership recorded $5,000 relating to the reimbursement for these services for the year ended September 30, 1995 and $43,000 for the year ended September 30, 1996, of which approximately $12,000 was an underaccrual from the previous year.

   In conjunction with the adoption of the liquidation basis of accounting, the Partnership has recorded an accrual as of September 30, 1997 for the estimated costs expected to be incurred to liquidate the Partnership. Included in these estimated liquidation costs is $101,000 expected to be payable to the General Partners and their affiliates during the anticipated remaining liquidation period. The actual charges to be incurred by the Partnership will depend primarily upon the length of time required to liquidate the Partnership's remaining net assets, and may differ from the amounts accrued as of September 30, 1997.

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

   Prudential Securities Incorporated, an affiliate of PBP, owns 253 limited partnership units at September 30, 1997.

F. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended September 30, 1997, 1996 and 1995, respectively:

                                                               1997           1996           1995
-----------------------------------------------------------------------------------------------------
Net income (loss) per financial statements                  $   144,578(a)  $ 338,634     $(1,733,919)
Tax depreciation in excess of book, net                         (20,037)     (327,949)             --
Book depreciation in excess of tax, net                              --            --          55,065
Carrying costs on land held for investment, capitalized
  for tax
  purposes                                                           --        35,030          53,926
Rent received in advance, reported as income for tax pur-
  poses                                                         (24,255)       24,255          32,944
Reversal of prior years' rents received in advance,
  reported as
  taxable income in prior years                                      --       (32,944)        (25,485)
Additional expenses included in taxable income                       --        (6,205)         (6,144)
Tax loss in excess of book on sale of land                           --      (860,519)             --
Tax loss in excess of book amount on sale of properties      (2,444,836)           --              --
Estimated liquidation costs recorded for financial
  statement
  purposes only                                                 209,871            --              --
Costs related to sale of properties, capitalized for tax
  purposes                                                           --       313,633              --
Provision for loss on impairment of assets                           --            --       2,000,000
                                                            -----------     ---------     -----------
Tax basis net income (loss)                                 $(2,134,679)    $(516,065)    $   376,387
                                                            -----------     ---------     -----------
                                                            -----------     ---------     -----------
(a) Includes gain on sale of properties of $330,408, partially offset by a decrease in the estimated liquidation values of assets and liabilities of $185,830, which are reflected in the Statement of
    Changes in Net Assets as of September 30, 1997.

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

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   As more fully described in Notes A and C to the financial statements, the Partnership sold substantially all of its properties on October 31, 1996 for net proceeds of $10,677,000. On November 14, 1996, the Partnership paid distributions from the net proceeds of this sale in the amount of $180 per limited partnership unit. The Partnership has retained funds for a contingency reserve and to meet current and future operating costs until the liquidation of the Partnership. The Partnership continues to own an undeveloped land parcel located in Dallas, Texas. The Partnership intends to liquidate in 1998, subject to the sale of the remaining undeveloped land parcel, and will distribute any remaining funds at such time. Estimated costs expected to be incurred through the date of liquidation of the Partnership have been accrued in the accompanying financial statements.

Results of Operations

   As a result of the Partnership adopting the liquidation basis of accounting in accordance with generally accepted accounting principles as of October 1, 1996 and thus not reporting results of operations thereafter, and the sale of substantially all of the properties in October 1996, there is no management discussion comparing the corresponding 1997 and 1996 periods.

1996 vs. 1995

   Net income increased $2,073,000 for the year ended September 30, 1996 ("fiscal 1996'') as compared to the year ended September 30, 1995 ("fiscal 1995'') primarily due to the $2,000,000 allowance for loss on impairment of assets recorded in fiscal 1995. Excluding this allowance for loss, net income increased $73,000 in fiscal 1996 as compared to fiscal 1995 for the reasons discussed below.

   Rental income increased $56,000 for fiscal 1996 as compared to fiscal 1995. Rental income increased at the Barrow Road, Tulsa Peoria, and Westheimer properties primarily due to increased average occupancies, and at La Prada primarily due to increased rental rates. Rental income at Eastgate decreased primarily due to lower occupancies while the remaining two properties remained relatively stable.

   Interest income increased $9,000 during fiscal 1996 as compared to fiscal 1995 because of increases in average cash balances available to be invested in short-term investments.

   Property operating expenses increased $21,000 during fiscal 1996 as compared to fiscal 1995 primarily due to increases in utilities, insurance, and leasing commission expenses which were partially offset by decreases in repair and maintenance expenses.

   General and administrative expenses increased $373,000 during fiscal 1996 as compared to fiscal 1995 primarily due to the accrual of $314,000 for professional fees and other costs relating to the solicitation of the consent of the limited partners for the sale of the properties.

   Depreciation expense decreased $393,000 for fiscal 1996 as compared to fiscal 1995 due to the reclassification of the Partnership's properties from held for use to held for sale as of December 31, 1995. Under generally accepted accounting principles, such properties are no longer depreciated and, therefore, no depreciation expense has been recorded for the nine months ended September 30, 1996. However, depreciation was recorded for income tax purposes.

   Interest expense on the Partnership's note payable is calculated as a percentage of net cash flow from the three properties (Eastgate, Quail Valley and Mt. Holly) which collateralize the note. Interest expense decreased $24,000 in fiscal 1996 as compared to fiscal 1995 primarily as a result of decreased net cash flows from operations at the three properties.

                               OTHER INFORMATION

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

        Prudential-Bache/Watson & Taylor, Ltd.-3
        P.O. Box 2016
        Peck Slip Station
        New York, NY 10272-2016

Peck Slip Station                              BULK RATE
P.O. Box 2016                                 U.S. POSTAGE
New York, NY 10272                                PAID
                                             Automatic Mail

PBW&T3/35643/171666