Form 10-K, Exhibit 13
period 1998-09-30
PRUDENTIAL BACHE WATSON & TAYLOR LTD 3
filed 1998-12-22
CIK 759726

                                                           1998
--------------------------------------------------------------------------------
Prudential-Bache/                                          Annual
Watson & Taylor, Ltd.-3                                    Report

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                               1998 Annual Report

                         REPORT OF INDEPENDENT AUDITORS

To the Partners
Prudential-Bache/Watson & Taylor, Ltd.-3

We have audited the accompanying statements of net assets in process of liquidation of Prudential-Bache/Watson & Taylor, Ltd.-3 as of September 30, 1998 and 1997, and the related statements of changes in net assets in process of liquidation for the years then ended. In addition, we have audited the related statements of operations, changes in partners' capital, and cash flows for the year ended September 30, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in process of liquidation of Prudential-Bache/Watson & Taylor, Ltd.-3 as of September 30, 1998 and 1997, the changes in its net assets in process of liquidation for the years then ended, and the results of its operations and cash flows for the year ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Note B to the financial statements, the Partnership adopted the liquidation basis of accounting effective October 1, 1996.

------------------------------------------------------------
/s/ Ernst & Young LLP
New York, New York
November 3, 1998

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                            STATEMENTS OF NET ASSETS
                          (in process of liquidation)

                                                                         Year ended September 30,
                                                                         -------------------------
                                                                            1998           1997
--------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                $  955,464     $1,089,835
Property held for sale                                                      275,000        275,000
                                                                         ----------     ----------
Total assets                                                              1,230,464      1,364,835
                                                                         ----------     ----------
LIABILITIES
Estimated liquidation costs                                                 162,712        220,331
                                                                         ----------     ----------
Net assets available to limited and general partners                     $1,067,752     $1,144,504
                                                                         ----------     ----------
                                                                         ----------     ----------
Limited and equivalent partnership units issued and outstanding              53,855         53,855
                                                                         ----------     ----------
                                                                         ----------     ----------
--------------------------------------------------------------------------------------------------

                      STATEMENTS OF CHANGES IN NET ASSETS
                          (in process of liquidation)
                For the years ended September 30, 1998 and 1997

                                                             LIMITED       GENERAL
                                                            PARTNERS       PARTNERS        TOTAL
---------------------------------------------------------------------------------------------------
Net assets in liquidation, October 1, 1996                 $10,428,257     $216,969     $10,645,226
Gain on sale of properties                                     327,104        3,304         330,408
Changes in estimated liquidation values of assets and
  liabilities                                                   34,443     (220,273)       (185,830)
Distributions                                               (9,645,300)          --      (9,645,300)
                                                           -----------     --------     -----------
Net assets in liquidation, September 30, 1997                1,144,504           --       1,144,504
Changes in estimated liquidation values of assets and
  liabilities                                                  (76,752)          --         (76,752)
                                                           -----------     --------     -----------
Net assets in liquidation, September 30, 1998              $ 1,067,752           --     $ 1,067,752
                                                           -----------     --------     -----------
                                                           -----------     --------     -----------
---------------------------------------------------------------------------------------------------

            The accompanying notes are an integral part of these statements.

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                            STATEMENT OF OPERATIONS
                             (going concern basis)
                     For the year ended September 30, 1996

-------------------------------------------------------------------------------------------------
REVENUES
Rental income                                                                          $2,010,066
Interest                                                                                   28,000
Other                                                                                      14,824
                                                                                       ----------
                                                                                        2,052,890
                                                                                       ----------
EXPENSES
Property operating                                                                        711,167
Depreciation                                                                              136,271
Real estate taxes                                                                         225,336
General and administrative                                                                611,985
Interest                                                                                   29,497
                                                                                       ----------
                                                                                        1,714,256
                                                                                       ----------
Net income                                                                             $  338,634
                                                                                       ----------
                                                                                       ----------
ALLOCATION OF NET INCOME
Limited partners                                                                       $  302,004
                                                                                       ----------
                                                                                       ----------
General partners                                                                       $   36,630
                                                                                       ----------
                                                                                       ----------
Net income per limited partnership unit                                                $     5.64
                                                                                       ----------
                                                                                       ----------

--------------------------------------------------------------------------------
                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                             (going concern basis)
                     For the year ended September 30, 1996

                                                              LIMITED       GENERAL
                                                             PARTNERS       PARTNERS        TOTAL
----------------------------------------------------------------------------------------------------
Partners' capital--September 30, 1995                       $11,394,078     $203,638     $11,597,716
Net income                                                      302,004       36,630         338,634
Distributions                                                (1,267,825)     (23,299)     (1,291,124)
                                                            -----------     --------     -----------
Partners' capital--September 30, 1996                       $10,428,257     $216,969     $10,645,226
                                                            -----------     --------     -----------
                                                            -----------     --------     -----------
----------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these statements.

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                            STATEMENT OF CASH FLOWS
                             (going concern basis)
                     For the year ended September 30, 1996

-------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Rental income and deposits received                                                   $ 2,014,868
Interest received                                                                          28,000
Other income received                                                                      14,824
Property operating expenses paid                                                         (649,026)
Real estate taxes paid                                                                   (231,795)
General and administrative expenses paid                                                 (526,347)
Interest paid                                                                             (39,610)
                                                                                      -----------
Net cash provided by operating activities                                                 610,914
                                                                                      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Net proceeds from sale of land                                                          1,000,000
Property improvements                                                                    (187,934)
                                                                                      -----------
Net cash provided by investing activities                                                 812,066
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid to partners                                                         (1,291,124)
                                                                                      -----------

Net increase in cash and cash equivalents                                                 131,856
Cash and cash equivalents at beginning of year                                          1,008,091
                                                                                      -----------
Cash and cash equivalents at end of year                                              $ 1,139,947
                                                                                      -----------
                                                                                      -----------
-------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY
OPERATING ACTIVITIES
Net income                                                                            $   338,634
                                                                                      -----------
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation                                                                              136,271
Changes in:
Other assets                                                                                3,898
Accounts payable and accrued expenses                                                     156,541
Accrued real estate taxes                                                                  (6,459)
Due to affiliates                                                                         (18,874)
Deposits due to tenants                                                                     9,592
Unearned rental income                                                                     (8,689)
                                                                                      -----------
Total adjustments                                                                         272,280
                                                                                      -----------
Net cash provided by operating activities                                             $   610,914
                                                                                      -----------
                                                                                      -----------
-------------------------------------------------------------------------------------------------

          The accompanying notes are an integral part of these statements.

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1998

A. General

   Prudential-Bache/ Watson & Taylor, Ltd.-3 (the 'Partnership') is a Texas limited partnership formed on November 13, 1984 and which will terminate in accordance with a vote of the limited partners as described below. The Partnership was formed for the purpose of acquiring, owning, developing and operating self-storage and office/showroom warehouse complexes; investing in unimproved commercial properties; and investing in first lien mortgage loans on existing or to-be-constructed commercial income-producing properties. The general partners of the Partnership are Prudential-Bache Properties, Inc. ('PBP'), a wholly-owned subsidiary of Prudential Securities Group Inc., George
S. Watson, and A. Starke Taylor, III (collectively, the 'General Partners'). PBP is the Managing General Partner and is responsible for the day-to-day operations of the Partnership and its investments.

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

   In accordance with a consent statement dated September 17, 1996 (the 'Consent Statement'), the limited partners approved, on October 18, 1996, the sale to Public Storage, Inc. of all seven miniwarehouse facilities owned by the Partnership. The properties were sold to Public Storage, Inc. and its affiliates on October 31, 1996. The Partnership received, in cash, gross sales proceeds of $11,050,000 reduced by certain selling expenses and pro-rations of approximately $373,000. The sales proceeds were also reduced by the payment to third parties of $644,000 representing the principal and accrued interest on the Partnership's note payable secured by three of the properties sold to Public Storage, Inc. The gross sales price was in excess of the appraised value of the properties. The Partnership continues to own an undeveloped land parcel (I-35/I-20) located in Dallas, Texas. It is uncertain at this time when the sale of this property will occur.

   A distribution of $180 per limited partnership unit was made on November 14, 1996 representing the net sales proceeds reduced by a contingency reserve and funds required to meet current and future operating costs until the liquidation of the Partnership. The Partnership intends to liquidate as soon as possible, subject to the sale of the remaining undeveloped land parcel, and will distribute any remaining funds at such time.

B. Summary of Significant Accounting Policies

Basis of accounting

   The Partnership adopted the liquidation basis of accounting effective October 1, 1996. Accordingly, the net assets of the Partnership at September 30, 1998 and 1997 are stated at liquidation value, i.e., the assets have been valued at their estimated net realizable values and the liabilities include estimated amounts to be incurred through the date of liquidation of the Partnership. The actual remaining net proceeds from liquidation will depend upon a variety of factors and are likely to differ from the amounts reflected in the accompanying financial statements. Prior to October 1, 1996, the books and records of the Partnership were maintained on a going concern accrual basis of accounting. The Partnership's fiscal year for both book and tax purposes ends on September 30.

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

C. Property Held for Sale

   The Partnership's properties at September 30, 1998 and 1997 were:

                                                                             1998          1997
                                                                           --------      --------
Unimproved properties:
     I-35/I-20 - Dallas, Texas                                             $275,000      $275,000
                                                                           --------      --------
                                                                           --------      --------

    The allowance for loss on impairment of assets has been allocated against the carrying value of the properties as of September 30, 1997 and September 30, 1998.

    Pursuant to the Consent Statement dated September 17, 1996, the partnership sold all of its improved properties to Public Storage, Inc. and its affiliates on October 31, 1996. As of September 30, 1998, the Partnership continues to own an undeveloped land parcel (I-35/I-20) in Dallas, Texas.

D. Note Payable

   On March 5, 1986, the Partnership purchased an 88.81% participating interest in a $5,700,000 loan (the 'Loan') from First Commonwealth Mortgage Trust (the 'Lender') to TriProperties, Ltd. (the 'Borrower'), an affiliate of Messrs. Watson and Taylor. The Loan was secured by the Mt. Holly, Eastgate and Quail Valley properties (collectively, the 'Mortgaged Properties').

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

   Interest expense on the promissory note was approximately $30,000 for the year ended September 30, 1996.

E. Related Parties

   PBP and its affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management; transfer and assignment functions; asset management (including direct management of the Partnership's unimproved properties); investor communications; printing and other administrative services. PBP and its affiliates receive reimbursements for costs incurred in connection with these services, the amount of which is limited by the provisions of the Partnership Agreement. The costs and expenses incurred on behalf of the Partnership, which are reimbursable to PBP and its affiliates for the year ended September 30, 1996, was $124,000.

   Affiliates of Messrs. Watson and Taylor, the individual General Partners, also perform certain administrative and monitoring functions on behalf of the Partnership. The Partnership recorded $43,000 relating to the reimbursement for these services for the year ended September 30, 1996, of which approximately $12,000 was an underaccrual from the previous year.

   In conjunction with the adoption of the liquidation basis of accounting, the Partnership recorded an accrual as of September 30, 1998 and 1997 for the estimated costs expected to be incurred to liquidate the Partnership. Included in these estimated liquidation costs at September 30, 1998 and 1997 are $97,000 and $101,000, respectively, expected to be payable to the General Partners and their affiliates during the anticipated remaining liquidation period. The actual charges to be incurred by the Partnership will depend primarily upon the length of time required to liquidate the Partnership's remaining net assets and may differ from the amounts accrued as of September 30, 1998.

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

   Prudential Securities Incorporated, an affiliate of PBP, owns 253 limited partnership units at September 30, 1998.

F. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net loss for tax reporting purposes for the years ended September 30, 1998, 1997 and 1996, respectively:

                                                               1998           1997           1996
----------------------------------------------------------------------------------------------------
Net income (loss) per financial statements                   $ (76,752)(a) $   144,578(b)  $ 338,634
Tax depreciation in excess of book, net                             --         (20,037)     (327,949)
Carrying costs on land held for investment, capitalized for
  tax
  purposes                                                          --              --        35,030
Rent received in advance, reported as income for tax
  purposes                                                          --         (24,255)       24,255
Reversal of prior years' rents received in advance,
  reported as
  taxable income in prior years                                     --              --       (32,944)
Additional expenses included in taxable income                      --              --        (6,205)
Tax loss in excess of book on sale of land                          --              --      (860,519)
Tax loss in excess of book amount on sale of properties             --      (2,444,836)           --
Estimated liquidation costs recorded for financial statement
  purposes only                                                106,971         209,871            --
Estimated liquidation costs previously recorded for
  financial statement purposes deductible currently for tax
  purposes                                                    (164,590)             --            --
Costs related to sale of properties, capitalized for tax
  purposes                                                          --              --       313,633
                                                             ---------     -----------     ---------
Tax basis net loss                                           $(134,371)    $(2,134,679)    $(516,065)
                                                             ---------     -----------     ---------
                                                             ---------     -----------     ---------
(a) Represents a decrease in the estimated liquidation values of assets and liabilities which is reflected in the Statement of Changes in Net Assets as of September 30, 1998.
(b) Includes gain on sale of properties of $330,408, partially offset by a decrease in the estimated liquidation values of assets and liabilities of $185,830, which are reflected in the Statement of Changes in Net Assets as of September 30, 1997.

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

                    PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-3
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   As more fully described in Notes A and C to the financial statements, the Partnership sold substantially all of its properties on October 31, 1996 for net proceeds of $10,677,000. On November 14, 1996, the Partnership paid distributions from the net proceeds of this sale in the amount of $180 per limited partnership unit. The Partnership has retained funds for a contingency reserve and to meet current and future operating costs until the liquidation of the Partnership. The Partnership continues to own an undeveloped land parcel located in Dallas, Texas. The Partnership intends to liquidate as soon as possible, subject to the sale of the remaining undeveloped land parcel, and will distribute any remaining funds at such time. Estimated costs expected to be incurred through the date of liquidation of the Partnership have been accrued in the accompanying financial statements.

Results of Operations

   As a result of the Partnership adopting the liquidation basis of accounting in accordance with generally accepted accounting principles as of October 1, 1996 and thus not reporting results of operations thereafter, and the sale of substantially all of the properties in October 1996, there is no management discussion comparing the corresponding 1998, 1997 and 1996 periods.

Year 2000

   The Partnership has considered, and is taking appropriate actions to address, the possible adverse effects of the Year 2000 on its systems and operations. Accordingly, the Partnership believes the Year 2000 will not have significant adverse effects on its systems and operations.

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